Exhibit 99.1

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta
LETTER OF CONFIRMATION	T2P 3S8
Telephone: (403) 267-6800		Canada
Fax: (403) 267-6529		Australia
March 31, 2006	www.computershare.com	Channel Islands
Hong Kong
Germany
Ireland
New Zealand
New York Stock Exchange		Philippines
New York, New York		South Africa
United Kingdom
USA

Dear Sirs:

Subject:                                                     Canetic Resources Trust (the “Trust”)

We confirm that the following materials were sent by pre-paid mail on March 31, 2006 to the registered holders of Trust Units.

1.                                       Management Discussion & Analysis (MD & A)

We further confirm that the above document was mailed to all non-registered trust unit holders of the subject Trust whose names appear on the Trust’s Supplemental Mailing List as defined in the National Instrument 54-101 regarding shareholder communications.

We are providing this confirmation to you in our capacity as agent for the Trust.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Patricia Selby

Assistant Trust Officer

Corporate Trust Department